EXHIBIT 99.1

Announcement for the Convention of 2017 Annual General Shareholders’ Meeting of
Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 27, 2017 – The Board of Directors of Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), resolved to hold the Company’s annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.) at 9:00 a.m., Friday, June 23, 2017. The Board also approved the proposal to distribute cash dividend of NT$4.9419 per share.

As provided in Article 165 of the ROC Company Act, the shareholder register shall be closed for registration of share transfer from April 25 to June 23, 2017. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Rd., Taipei, 103) by 4:30 p.m. Taiwan time on April 24, 2017 in person, or before April 24, 2017 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals and independent director nomination to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. Taiwan time on April 14 to April 24, 2017. Each qualified shareholder can submit one proposal and one independent director nomination. The proposal must be made in Chinese and not exceed 300 characters. All submissions must be submitted to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Xinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Act.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal and one independent director nomination for voting at the general shareholders’ meeting of the Company. The proposal must be in Chinese and not exceed 300 characters in length. All submissions must be submitted to Ms. Vicky Hsu, ADR Client Services of JPMorgan Chase Bank N.A., Taipei Branch (9F, No. 106, Xinyi Rd. Sec. 5, Taipei 11047, Taiwan, R.O.C.) at least five business days prior to the expiry of the Submission Period.

For more information in connection with the proposal and nomination right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides domestic fixed line services, mobile services, Internet services and international fixed line services to residential and business customers in Taiwan.

If you have any questions in connection with the Meeting, please contact the following person:

Jason Huang
Finance Department
+886 2 2344 3422
fn@cht.com.tw
21-3 Xinyi Road, Section 1,
Taipei, Taiwan,
Republic of China